Exhibit 21.0

Subsidiaries

Registrant	Percentage Ownership	Jurisdiction or State of Incorporation
Athens Bancshares Corporation		Tennessee

Subsidiaries

Athens Federal Community Bank	100%	United States

Southland Finance, Inc. (1)	100%	Tennessee

TiServ, Inc. (1)	100%	Tennessee

Valley Title Services, LLC (2)	100%	Tennessee

(1)	Wholly owned subsidiary of Athens Federal Community Bank.
(2)	Wholly owned subsidiary of TiServ, Inc.